RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Announces Appointment of Exploration Manager

THUNDER BAY, ON, December 01, 2021 - Red Metal Resources Ltd. (the "Company" or "Red Metal") (CSE:RMES, OTCPINK:RMES) is pleased to announce the appointment of Mr. Carlos Chamale as Exploration Manager at the Carrizal Property in the Coastal Cordillera, Chile.

Mr. Chamale is an experienced Canadian geologist with over fifteen years in the mineral exploration industry across multiple commodities and geological terranes, with a strong focus on copper and gold exploration, from project generation to property assessments and resource definition. Mr. Chamale has worked for various junior and major companies in Canada and Latin America, most recently with Fortescue Metals Group leading their exploration efforts in Colombia specifically for copper and gold. Mr. Chamale's responsibilities at Fortescue included country-wide terrane assessment, design and execution of regional exploration programs, and third-party reviews. Mr. Chamale also worked in Nicaragua with Condor Gold Plc on deposit-scale geological models for resource estimation and regional geochemistry.

Ms. Jeffs, the President and CEO of Red Metal, commented, "We are extremely pleased that Carlos will be joining our team. Carlos's background and wide range of experience will be a significant benefit to Red Metal. Carlos's Latin American experience adds the depth to our Chilean exploration team to aggressively advance our Carrizal Property."

Carrizal Property

Red Metal's primary property is the Carrizal copper-gold-cobalt property in the Coastal Cordillera of Chile's III Region. The Carrizal Property consists of two projects, Farellon and Perth, and totals 3,278 hectares.

The Farellon Project lies along strike from the historic Carrizal Alto mine and was historically mined as part of the Carrizal Alto mining complex in the late 1800's. Historical records indicate that copper mining commenced at Carrizal Alto in the 1820's and continued on a significant scale, mostly by British companies, until 1891 when disastrous flooding occurred and mines closed. It is estimated that during this period, in excess of 3 million tonnes with grades in excess of 5% copper and widths of eight metres was extracted as well a large quantity of direct shipping ore at 12% copper.  At one time there was a considerable body of tails present to support these figures but the high gold and copper prices in recent years lead to the trucking and reprocessing of this material.

Drilling programs on the Farellon Project between 1996 and 2013 have totalled 6,992 metres and covered a 1.5 kilometres strike length of mineralized veins that were historically part of the Carrizal Alto Mining District. A further 3 kilometres strike length of vein has been identified and sampled on surface and remains to be tested at depth in future drill programs. Significant results of historic RC drilling are summarized in the table below.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Table 1 - Significant drill results 1996-2011 (1)

Drill Hole Number				Assay Grade
	From (m)	To (m)	Length (m)	Gold (ppm)	Copper Total (%)	Cobalt (%)
FAR-11-001	36	49	13	0.35	2.51	0.06
FAR-11-006	80	112	32	0.99	1.35	0.02
FAR-11-009[2]	205	211.55	6.55	0.49	1.21	0.02
FAR-11-010[2]	179.13	183	3.87	0.39	0.50	0.05
FAR-09-A	32	37	5	0.59	1.30	0.02
And	97	106	9	0.44	1.63	0.04
FAR-09-B	60	63	7	0.46	1.42	0.04
FAR-09-B	75	87	12	0.71	1.28	0.03
FAR-09-C	77	82	5	4.16	2.57	0.05
FAR-09-D	95	103	8	0.33	2.02	0.02
FAR-09-E	25	30	5	0.54	1.35	0.02
And	65	68	3	0.58	1.46	0.06
FAR-96-07	25	34	9	0.38	1.05	0.02
FAR-96-09	57	84	27	0.51	0.91	0.03
FAR-96-010	31	36	5	1.00	0.68	0.04
FAR-96-013	86	93	7	0.87	1.68	0.04
FAR-96-014	77	83	6	0.66	0.85	0.06
FAR-96-015	59	79	20	0.99	0.98	0.06
And	99	109	10	0.18	1.02	0.03
FAR-96-016	24	26	2	0.95	1.57	0.02
And	64	70	6	0.73	0.81	0.07
FAR-96-020	14	16	2	0.46	1.85	0.05
And	39	43	4	0.75	0.90	0.03
FAR-96-021	22	25	3	4.17	5.29	0.11
FAR-96-022	29	39	10	1.53	1.31	0.04
FAR-96-022	100	108	8	3.72	2.49	0.06
FAR-96-023	50	53	3	0.48	1.10	0.06
And	132	147	15	0.6	1.42	0.03
FAR-96-024	33	36	3	0.94	2.89	0.06
FAR-96-025	65	85	20	0.97	1.22	0.02
FAR-96-029	30	34	4	0.18	1.15	0.07

(1) Widths are drill indicated core length as insufficient drilling has been undertaken to determine true widths at this time. Average grades are calculated with un-capped assays as insufficient drilling has been completed to determine capping levels for higher grade intercepts. FAR-11 and FAR-09 holes were drilled by Red Metal Resources.  FAR-96 holes were drilled by a previous operator, the results of which have not been verified by the QP.

(2) Drillholes FAR-11-009 and 010 had diamond drill for the lower half of the hole and significant intercepts are in core, not RC chips.

Qualified Person

The technical information in this release has been reviewed and verified by Caitlin Jeffs, P. Geo., President, CEO of the Company and the Qualified Person as defined by National Instrument 43- 101.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMES.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

QA/QC

Drilling in 2009 and 2011 drilling completed under the supervision of the Caitlin Jeffs with QA/QC procedures to comply with industry best practices for sampling, chain of custody and analyses. Certified copper, gold and silver reference standards, blanks and duplicates were inserted at the sample processing site as part of the QA/QC program in addition to the control samples inserted by the lab. Samples were prepared and analyzed Acme Labs laboratory in 2009 and Geoanalitica Ltda laboratory in 2011, Both labs are located in Coquimbo, III Region, Chile. Samples are analyzed for gold using Fire Assay-AA techniques and for copper and cobalt using four acid digestion-AAS. All results reported from 2009 and 2011 have passed QA/QC protocols.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR profile at www.sedar.com. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

The CSE has not approved or disapproved the contents of this news release or passed upon the merits of any of the transactions described herein.

Neither the CSE nor its Regulation Services Providers (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

www.redmetalresources.com